CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, NY 10010

As Representative of the Several Underwriters

July 13, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:                    Christian Windsor, Special Counsel

Alexandra M. Ledbetter, Staff Attorney

Hugh West, Accounting Branch Chief

Lory Empie, Staff Accountant

Re:                             Jupai Holdings Limited

Registration Statement on Form F-1 (Registration No. 333-204950)

Dear Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, as representative of the several underwriters of the offering, we wish to advise you that through the date hereof 1,706 copies of the preliminary prospectus dated July 7, 2015 were distributed as follows: 747 copies to institutional investors and 959 copies to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they are aware of their obligations under the Securities Act of 1933, as amended, and have complied with, and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of Jupai Holdings Limited that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m., Eastern Daylight Time on July 15, 2015, or as soon thereafter as practicable.

[Acceleration Request Letter]

Very truly yours,

Acting on behalf of itself and as the Representative of the several Underwriters

By CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name: Anthony Kontoleon
Title: Managing Director

[Acceleration Request Letter]